                                               File Pursuant to Rule 424B2 and C

                                                           [AMERICA ONLINE LOGO]
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 26, 1998)

                                4,900,000 Shares
                              America Online, Inc.
                                  COMMON STOCK

                            ------------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS SUPPLEMENT AND THE
  ACCOMPANYING PROSPECTUS ARE BEING SOLD BY THE COMPANY. THE COMPANY'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER THE SYMBOL
"AOL." ON JUNE 29, 1998, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE
                          NYSE WAS $104 7/8 PER SHARE.

                            ------------------------

  THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                     BEGINNING ON PAGE 9 OF THE PROSPECTUS.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
      RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ------------------------

     The Shares will be purchased from the Company by the Underwriters at a price of $102 per share (resulting in $499,800,000 aggregate net proceeds (before expenses) to the Company). The Company will pay certain expenses of the offering estimated at $240,000.

     The Shares may be offered by the Underwriters from time to time in one or more transactions (which may involve block transactions) on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Underwriters."

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 490,000 additional Shares at a price of $102 per share for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the aggregate net proceeds (before expenses) to the Company will be $549,780,000.

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about July 2, 1998 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y. against payment therefor in immediately available funds.

                            ------------------------

                          JOINT BOOK RUNNING MANAGERS
MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS

June 29, 1998
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     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED
HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT           PAGE
        ---------------------           ----
Use of Proceeds.......................  S-3
Capitalization........................  S-3
Price Range of Common Stock and
  Dividends...........................  S-4
Underwriters..........................  S-4
Legal Matters.........................  S-5

              PROSPECTUS                PAGE
              ----------                ----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
The Company...........................    4
Pro Forma Financial Information.......    5
Risk Factors..........................    9
Use of Proceeds.......................   15
Ratio of Earnings to Fixed Charges....   15
Description of Debt Securities........   16
Description of Capital Stock..........   25
Plan of Distribution..................   29
Legal Matters.........................   29
Experts...............................   29

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     Unless otherwise indicated, the information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.

                                USE OF PROCEEDS

     The Company intends to use the proceeds from the sale of the Shares for general corporate purposes, which may include possible acquisitions, investments in, or extensions of credit to, the Company's subsidiaries, and working capital. Pending any such use, the net proceeds may be temporarily invested.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 and as adjusted to give effect to the issuance of the 4,900,000 Shares offered hereby after deducting the estimated expenses of the offering.

                                                                         AS OF MARCH 31, 1998
                                                                        -----------------------
                                                                         ACTUAL     AS ADJUSTED
                                                                        ---------   -----------
                                                                            (IN THOUSANDS)
                                                                              (UNAUDITED)
Long-term debt, net of current maturities:
     Notes payable and capital lease obligations, less
      current portion...............................................    $ 374,911   $  374,911
                                                                        ---------   ----------
                                                                        $ 374,911   $  374,911
Stockholders' equity:
     Preferred stock, $.01 par value; 5,000,000 shares authorized;
          1,000 shares issued and outstanding.......................            1            1
     Common stock, $.01 par value; 600,000,000 shares authorized;
          214,820,206 shares issued and outstanding, 219,720,206
          as adjusted...............................................        2,148        2,197
     Unrealized gain on available-for-sale securities...............       80,182       80,182
     Additional paid-in capital.....................................      788,593    1,288,104
     Accumulated deficit............................................     (422,371)    (422,371)
                                                                        ---------   ----------
          Total stockholders' equity................................      448,553      948,113
                                                                        ---------   ----------
          Total capitalization......................................    $ 823,464   $1,323,024
                                                                        =========   ==========

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "AOL." The following table sets forth for the quarters indicated, the high and low sale prices of the Common Stock (the prices are adjusted to reflect two-for-one stock splits on each of March 16, 1998 and November 28, 1995).

                        PERIOD ENDED                          HIGH        LOW
                        ------------                          ----        ---
Fiscal Year Ended June 30, 1996
     Quarter Ended September 30, 1995.......................  $ 18 5/8     $10 11/16
     Quarter Ended December 31, 1995........................    23 1/8      14 1/8
     Quarter Ended March 31, 1996...........................    30          16 3/8
     Quarter Ended June 30, 1996............................    35 1/2      18 5/16
Fiscal Year Ended June 30, 1997
     Quarter Ended September 30, 1996.......................  $ 23 1/4     $12 1/4
     Quarter Ended December 31, 1996........................    22 1/8      11 3/16
     Quarter Ended March 31, 1997...........................    24          15 7/8
     Quarter Ended June 30, 1997............................    31 1/16     20 7/8
Fiscal Year Ended June 30, 1998
     Quarter Ended September 30, 1997.......................  $ 39 31/32   $29 25/32
     Quarter Ended December 31, 1997........................    45 5/16     34 3/8
     Quarter Ended March 31, 1998...........................    68 7/8      42 1/2
     Quarter Ended June 30 1998 (through June 29, 1998).....   109 5/8      69 1/4

     On June 29, 1998, the last sale price reported for the Common Stock on the NYSE was $104 7/8 per share.

     The Company does not currently pay dividends on the Common Stock, and does not anticipate paying dividends on the Common Stock in the foreseeable future.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date of this Prospectus Supplement (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of Shares set forth opposite the names of such Underwriters below:

                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
Morgan Stanley & Co. Incorporated...........................     2,450,000
Lehman Brothers Inc.........................................     2,450,000
                                                                 ---------
          Total.............................................     4,900,000

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares offered hereby are subject to approval of certain legal matters by its counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Shares (other than those covered by the over-allotment option described below) if any are taken.

     The Shares may be sold by the Underwriters to purchasers in one or more transactions (which may involve block transactions) on the NYSE or otherwise. The distribution of the Shares may also be effected from time to time in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise), or in a combination of such methods at prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters and/or the purchasers of such Shares for whom they may act as agents or to whom they may sell as principal.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of the Prospectus Supplement, to purchase up to 490,000 additional shares of Common Stock at $102 per share. The

Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of Shares offered by the Underwriters hereby.

     In connection with the sale of the Shares, the Underwriters may receive compensation from purchasers of the Shares for whom it may act as agent or to whom it may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. The Underwriters and any dealers that participate in the distribution of the Shares may be deemed to be underwriters, and any discounts received by them from the Company and any compensation received by them on resale of the Shares by them may be deemed to be discounts and commissions under the Securities Act of 1933.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments which the Underwriters may be required to make in respect thereof.

     In order to facilitate the offering of the Shares, the Underwriters may engage in transactions that maintain or otherwise affect the price of the Shares. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Shares for their own account. In addition, to cover over-allotments, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Shares in the offering, if the syndicate repurchases previously distributed Shares in transactions to cover syndicate short positions, or otherwise. Any of these activities may maintain the market price of the Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, its directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co., Incorporated, they will not, during the period ending 30 days after the date of this Prospectus Supplement,
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the sale to the Underwriters of the Shares offered hereby, (b) grants by the Company or exercises of options or other awards under the Company's stock option or other award plans or compensation arrangements, (c) the issuance by the Company of shares of Common Stock upon the exercise of any option or warrant or the conversion of a security outstanding on the date of this Prospectus Supplement or (d) the issuance by the Company of up to $60,000,000 of shares of Common Stock or any other securities of the Company in connection with acquisitions, provided the recipients of such shares or other securities agree to be bound by the restrictions of this paragraph for the period ending 30 days after the date of this Prospectus Supplement.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, and for the Underwriters by Davis Polk & Wardwell, New York, New York. An attorney at Mintz Levin owns an aggregate of 200 shares of Common Stock and options to purchase 344,000 shares of Common Stock.

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                            [AMERICA ONLINE LOGO]